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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. ____)



                            TRACK DATA CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  891918104
        _______________________________________________________________
                                (CUSIP Number)

                          Pamela Klein-Kurland, Esq.
                       E. D. & F. Man International Inc.
                           440 South LaSalle Street
                            Chicago, Illinois 60605
                                (312) 663-7500
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 18, 2000
        _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)


     If the Filing Person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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      NAME OF FILING PERSONS
 1    SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS

      E. D. & F. Man International Inc.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4    OO/1/

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0/2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
11
      0

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%/3/
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      TYPE OF FILING PERSON
14
      CO
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   ----------------
   /1/ The Filing Person was a pledgee of certain shares of Common Stock of the Issuer with respect to which it foreclosed and sold 12,021,912 shares. The Filing Person did not purchase the securities and disclaims beneficial ownership of such securities. The proceeds of sales of the securities were applied to amounts owed to the Filing Person by the pledgors of the shares. /2/ The Filing Person held dispositive power over 15,990,000 shares of Common Stock of the Issuer from the date it declared a default by the pledgors and determined to dispose of the pledged securities until such time as pledgors' obligations to the Filing Person were satisfied. Those obligations are now satisfied, and Filing Person has no current dispositive power over any shares. See item 5(a).
   /3/ At the time the Filing Person obtained dispositive power over the pledged shares, these shares represented 25.19% of the outstanding shares of the Issuer.
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Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Track Data Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 56 Pine Street, New York, New York 10005.

Item 2. Identity and Background.

     (a) This statement is filed by E. D. & F. Man International Inc., a Delaware corporation.

     (b) The business address of E. D. & F. Man International Inc. is 440 South LaSalle Street, Chicago, Illinois 60605.

     (c) E. D. & F. Man International Inc. is a registered broker/dealer and futures commission merchant.

     (d) During the past five years, E. D. & F. Man International Inc. has not been convicted in a criminal proceeding.

     (e) During the past five years, E. D. & F. Man International Inc. has been a party to civil proceedings of judicial and administrative bodies arising in connection with the Filing Person's business as a broker/dealer and futures commission merchant. The proceedings are disclosed in the ordinary course of the Filing Person's business as part of the Filing Person's broker/dealer registration. Summaries of the proceedings are available through the Central Registration Depository maintained by the National Association of Securities Dealers, Inc. and copies of the originally filed "disclosure reporting pages" of the proceedings are available from the Securities and Exchange Commission.

     (f)  United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Filing Person was a pledgee of 15,990,000 shares of Common Stock of the Issuer (the "Pledged Shares"). As a result of the default of pledgors under certain standard margin agreements entered into by such pledgors, the Filing Person obtained the power to dispose of the Pledged Shares. The Filing Person has not entered into agreements with the pledgors, other than the margin agreements, for the purpose of acquiring, holding, trading or voting the Pledged Shares. The Filing Person obtained the power to dispose of the Pledged Shares and sold certain of the Pledged Shares solely as a result of pledgors' default.
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Item 4. Purpose of Transaction.

     As described in Item 3 above, the Filing Person obtained the power to dispose of the Pledged Shares and sold certain of the Pledged Shares solely as a result of defaults by the pledgors, of the Pledged Shares. The Filing Person disposed of 12,021,913 shares of Common Stock ("Shares") on April 18 and 19, 2000, as market and other conditions warranted to satisfy the amounts owed to it by the pledgors. The Filing Person directly sold the 12,021,913 Shares in the market in 26 transactions at then prevailing prices. Except as set forth above, the Filing Person has no, and has never had, present plans or proposals which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of April 18, 2000, the Filing Person had the power to dispose of 15,990,000 shares of Common Stock, the Pledged Shares, representing 25.19% of the outstanding Common Stock of the Issuer, as a result of the Filing Person's declaration of pledgors' default and determination to exercise its power to dispose of such shares as necessary to satisfy pledgors' account debits. Such percentage was determined based on 63,483,540 shares of Common Stock outstanding as of March 1, 2000 as reported on the Issuer's Form 10-K filed March 30, 2000 for the quarter ended December 31, 1999. On April 18 and 19, 2000, the Filing Person sold 12,021,913 shares of Common Stock to satisfy the then existing payment obligations of the pledgors. As a result of such sales, the Filing Person has no current lien on or interest in the remaining 3,968,087 shares of Common Stock of the Issuer held in accounts at the Filing Person by the pledgors. As of the date of this filing, the Filing Person does not beneficially own any shares of Common Stock of the Issuer.

     (b) The Filing Person does not have and never has had any power to vote or direct the vote of any shares of Common Stock of the Issuer. The Filing Person had the sole power to dispose of the Pledged Shares from the time of the Filing Person's declaration of a default and determination to exercise its power to dispose of such shares until full satisfaction of pledgors' account debits. The Filing Person now has no power to dispose of any shares of Common Stock of the Issuer. Pursuant to Rule 13d-4, the Filing Person expressly disclaims ownership of the Pledged Shares.

     (c) On April 18, 2000, the Filing Person sold 672,500 shares of Common Stock of the Issuer in seven transactions with market makers in the NASDAQ Stock Market at an average price of $2.24 per share. On April 19, 2000, the Filing Person sold 11,349,413 shares of Common Stock of the Issuer in 19 transactions with market makers in the NASDAQ Stock Market at an average price of $1.9934 per share.

     (d) The Hertz Charitable Foundation and The Hertz Investors Group II were the pledgors of 3,990,000 and 12,000,000 shares of Common Stock of the Issuer, respectively. Barry Hertz, Chief Executive Officer of the Issuer is the trustee of the Hertz Charitable Foundation and the Managing Partner of the Hertz Investors Group II and is the guarantor of the accounts maintained at the Filing Person by The Hertz Charitable Foundation and The Hertz Investors Group II. The Filing Person is not part of any group within the meaning of Section 13(d)(3) of the Exchange Act. The Filing Person has no view or opinion regarding the control and management of the Issuer or the securities of the Issuer other than as directly related to rights and preferences of the securities which the Filing Person had the power to sell.

     (e) The Filing Person ceased to be the beneficial owner of any shares of Common Stock of the Issuer on April 19, 2000.

     Except as set forth above, the Filing Person has no present interest that would result in or relate to any of the matters described in subparagraphs (a) through (e) of Item 5 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, the Filing Person has no contracts, arrangements, understandings or relationships with the Issuer, the pledgors or any control persons or affiliates of the Issuer.

Item 7. Material to be Filed as Exhibits.

     None
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           April 26, 2000
                                                 -------------------------------
                                                               (Date)

                                                          /s/ Thomas M. Harte
                                                 -------------------------------
                                                             (Signature)

                                                           Thomas M. Harte
                                                 -------------------------------
                                                               (Name)